April 20, 2017

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form RW—Request to Withdraw Registration Statement on Form S-4 (File No. 333-216760)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Hooper Holmes, Inc. (the “Company”) hereby respectfully applies to the U.S. Securities and Exchange Commission for consent to the withdrawal of the above-referenced Registration Statement on Form S-4 together with all amendments and exhibits thereto (the “Registration Statement”). The Company has decided to complete the transaction contemplated by the Registration Statement through, among other things, a private placement of its common stock. No securities were sold or otherwise issued in connection with the filing of the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (913) 764-1045 or Peter Mirakian III of Spencer Fane LLP, the Company’s outside counsel, at (816) 292-8158.

Sincerely,

/s/ Steven Balthazor

Steven Balthazor
Chief Financial Officer

560 N. Rogers Road, Olathe, KS 66062 • 913-764-1045 • www.hooperholmes.com